Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated November 30, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The transcripts attached as Exhibit A and Exhibit B are related to interviews that employees of LendingClub Corporation (Company) participated in with:

                1. Business Insanity Talk Radio with Barry Moltz - #63 Forget Banks! Peer to Peer Lending is the new Cash Cow (broadcast via blogtalkradio) (Exhibit A) and

                2. Consumerism Commentary - Podcast 31: Peer-to-Peer Lending and Target Date Funds (Exhibit B).

                Neither interview/transcript was prepared by or reviewed by the Company prior to publication. No publisher of either interview is affiliated with the Company. The Company made no payment and gave no consideration to either publisher in connection with the publication of the interview or any other articles or interviews published by the publisher concerning the Company.

                Statements in the interview/transcript attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                Statements in the interview/transcript attached as Exhibit B that are not attributed directly to either Mr. Garcia or Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these interviews/transcripts only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Host, Barry Moltz: Well, good morning. Good morning. Today is November the 20th for those of you keeping track. This is Show No. 63. On Business Insanity talk radio today, we talk about probably the biggest issue facing the recovery of our economy. That's the lack of credit for small business owners.

Forget about all the stimulus money that President Obama and the SBA push at the banks. They still aren't lending. Their balance sheets are getting better. They may even pay back some of the stimulus money, but so precious few dollars are actually flowing through to where it's really needed which is small business.

My bank, when they stopped lending last fall, instead started to serve coffee and cake on Saturday mornings. What do you think? I think that is a fair trade. Even Goldman Sachs, who last quarter earned $3.2 billion, is now going to share a little bit of the wealth in their $500 million initiative called "10,000 Small Businesses," but it still isn't enough.

However, don't despair. We are an entrepreneurial country and an entirely new capital store has been created called Peer-to-Peer Lending. Companies like Prosper and Lending Club have sprung up, and I've even participated to some small extent. Today we're going to talk with borrowers and investors in P-2-P or Peer-to-Peer lending.

But let's first talk to the industry itself. My first guest is Rob Garcia. Rob is the Senior Director of Product Strategy at Lending Club. He is responsible for the overall product experience. Rob has been creating innovative e-commerce and web-based products and experiences for more than ten years. Under Rob's leadership, the Club's website has grown rapidly as an online financial community, winning a number of awards including a Webby as the Best Banking site. Rob, welcome to the show.

Speaker, Rob Garcia - Lending Club: Thank you for having me, Barry.

Host, Barry Moltz: Tell us for those who are not familiar with the term P-2-P or Peer-to-Peer lending, what exactly is it?

Speaker, Rob Garcia - Lending Club: Yeah. It's a very simple concept. It's a place where borrowers obtain financing and investors invest in those loans that the borrowers are asking for, typically, at better rates than going to the bank. Investors on the other side obtain better returns than other vehicles - investment vehicles out there.

Host, Barry Moltz: So, what's going on is ordinary people are saying, "Hey, I want to lend some money." Then people on the other side are saying, "Yeah. I'd like to borrow some money at a given rate." Is that right?

Speaker, Rob Garcia - Lending Club: That is correct. I mean, there are layers of it, the concept is pretty much that. It's somebody on the borrowers saying, "Hey, I need money for whatever reason." One of them being small businesses. Some of the reasons, being I have other loans that I want to prepay or payoff such as credit cards, for instance increasing their rates lately. Investors on the other side look at that particular request as an investment.

Host, Barry Moltz: So, how do, I guess investors make the decision about who, they're going to invest in?

Speaker, Rob Garcia - Lending Club: Yeah. We make it very easy at Lending Club. Let's start with the borrower first. So, what we do at Lending Club, we accept good to excellent credit borrowers only. The reason for that is because those people are the ones that have the ability to pay the loan back. But also, can make the investor realize the good investment, and at the same time get a better rate than going to the bank.

We start there, with a very strict credit policy. People with good credit to excellent credit history can come to our website and apply for a loan. We do a complete credit history review to make sure that they can pay the loan, obviously. Based on that, we do a credit assessment, and assign a credit rate or a risk rate. That risk rate was created at a particular interest rate, but it's presented to the investors.

The borrower gets the chance to present their story. You know why is that I want to borrow this money? At the end of the day, it's based on the numbers, but you get the opportunity to present particular reasons why you want to - you need that particular loan. Also, you get a chance (crosstalk) --

Host, Barry Moltz: The emotional tug, right, I assume.

Speaker, Rob Garcia - Lending Club: Exactly. You get a chance to interact with them. As an investor, you go in. You look at all the loans. You get to ask questions and say, "Well, I understand your situation, but how about this, and how about that?" How safe is your job? How are you planning?

For instance for a small business, they get to interact and ask questions about a particular business. What's your five-year plan or what are you trying to accomplish, and all those things. That creates a sense of community that helps the investment as well.

In addition to that, we also make it very simple, because as you can imagine, you know interacting with hundreds and hundreds of borrowers and try to understand their case, is not sustainable or scaleable. So, what we do is, we make it super easy. We provide the tools that to allow investors to diversify across hundreds and hundreds of loans. Because at the end of the day defaults happen in this industry. We want to make sure that we keep that small.

It's been really great so far. Investors have diversified across hundreds of loans. They're realizing 9.6 percent - I checked this morning. I checked this morning, that's the rate as of this morning. That's the return to the investors have been getting so far.

Host, Barry Moltz: So, I mean, why don't we go back, what is the profile, Rob, of the typical kind of investor that does this kind of thing? What's the average amount they're investing? I guess how safe it is compared to the kind of return you get? Because it's all a risk or return kind of thing, but I guess, what's the typical profile and what do people usually invest?

Speaker, Rob Garcia - Lending Club: That is a very tough question, because we have a variety of investors. But typically, typically, people start with somewhere between $2,000.00 to $5,000.00. Now, there's no minimum on the size, to be perfectly honest. You can start with 25 or 50 bucks, if you want to. People typically use, start with an amount, and then they tend to diversify across a number of loans, and that's typically between one, $2,000.00 to $5,000.00.

What we have observed on our platform is the behavior is pretty typical. They start with that amount, diversify across as many loans as they can. Then within the first two to three months of playing or investing in the platform, they realize, wow, this is working. This makes sense. Now, I'm getting my payment.

You know that excitement that you get when you get the first payment is just - you can't compare that (crosstalk) now.

Host, Barry Moltz: This actually worked, right.

Speaker, Rob Garcia - Lending Club: Exactly. Then once the investors start getting all those payments and start racking up the investments, and the returns, they realize, well, this is working. This makes sense, and they typically, triple or quadruple that amount of money.

We have investors all the way to a million dollar level, but typically, it's about $25,000.00 to $50,000.00, sometimes around $75,000.00. Then we have a lot of smaller investors that just stay within the $5,000.00 to $10,000.00, typically, the amount of money that you would in a CD. Instead of putting it in a CD, they put it in loans.

Host, Barry Moltz: Well, I mean there's a big difference obviously, between CDs and these kinds of loans. This is - you know let me go back to, what is the typical profile of the person that borrows? Is this someone that a lot of credit card debt usually? Are they using the money to launch some kind of business or buy a house? What do you see out there?

Speaker, Rob Garcia - Lending Club: Yeah. It is a variety of things and you touched on - hit on the most common. So, we have about 65 percent, 60 to 65 percent of our loans are for people who are refinancing debt, be it credit card debt or they want to pay off their debt and get out of it. It's a very responsible way of getting out of your debt, because this is a three-year personal loan. It's a fixed rate. The rate doesn't vary during those three years.

It's a fixed payment every single month for 36 payments. You can prepay at any point in time, without any penalties. So, it's a very safe, very responsible, very predictable payment. At the end of those three years or earlier, because there's no prepayment penalty, you're out of your debt. It's a very responsible way. You're not trapped in the credit card or the other loans terms.

That's about 60, 65 percent of the borrowers who come to the platform. They're either - it's young professionals, typically, between 30 to 35, perhaps 40 years old who have some debt. They want to get rid of it, and want to start afresh and want to be more responsible about their finances.

But we have then about 10 percent, 10 to 15 percent is about small businesses. People who have an idea, perhaps the bank is not funding at this point. Or, perhaps they have a loan coming from the bank, but they don't like the terms. They come to our site, and they get a chance to appeal to the community [about the] idea, and I have some questions.

They also, have a lot of bridge loans, people who have small businesses (audio) seasonality. They want to (audio) a t-shirt business the other day on the platform, getting ready for December and (audio) and just wanted to have $25,000.00 to stock up on their inventory.

Then we have a bunch of other applications, home improvement, down payment for a home, major purchase, vacations, weddings, you name it.

Host, Barry Moltz: You know last question, Rob. This is not a small business. You're doing millions of these kinds of loans a month, correct.

Speaker, Rob Garcia - Lending Club: That's correct. We are actually the largest P-2-P lending operation in the world. We're issuing - last month we issued $6 million in loans. In total, we've issued close to $70 million in dollars, dollars of loans --

Host, Barry Moltz: Wow.

Speaker, Rob Garcia - Lending Club: Hopefully, this month - it's growing really fast, as well. I mean, we're issuing 10 to 20 percent more every single month. It's just crazy, fantastic, having a blast. So, we hope to issue somewhere around $7 million this month and continue to grow.

Host, Barry Moltz: Well, certainly the banking system has helped you. Rob, where can people find out more about the company that you're with, Lending Club?

Speaker, Rob Garcia - Lending Club: Go straight to LendingClub.com. You can open an account there as an investor. You can also apply for a loan.

Host, Barry Moltz: I appreciate your being on the show. Have a good weekend.

Speaker, Rob Garcia - Lending Club: You as well. Thank you.

Host, Barry Moltz: All right. We'll be right back with our guests who have actually been a borrower and been an investor. Stay with us.

[Commercial]

Host, Barry Moltz: Welcome back. My next guest is Matthew Jobs. Matthew has been a borrower in P-2-P lending. He secured a consolidation loan for four other high interest loans through Lending Club. He's also a personal finance blogger. So he wrote about the entire experience, and he's going to talk about that.

What's really cool is that other personal bloggers, when they saw his article, actually were the people that helped him at Lending Club, and actually funded his loan. Matthew, welcome to the show.

Guest, Borrower - Lending Club: Hey, Barry. Thanks for having me on.

Host, Barry Moltz: So, tell us a little bit about how you heard about this, when this was, and how it went.

Guest, Borrower - Lending Club: The background, I guess I fit Rob's profile pretty perfectly actually, because I am 33. Actually, I am 34, just turned 34. Had a little bit - looking to be more responsible with my finances, and had some high interest debts that I was paying off pretty consistently, pretty heavily every month. But, what was happening with me was I was getting tired of the practices of the bank, just like a lot of people right now. You know a lot of people are really tired of what's going on, and getting jerked around and looking for an alternative solution.

I like to try and explore and take things into my own hands a little bit. I heard about Lending Club, did some research on Peer-to-Peer lending, found out they are the world leader in Peer-to-Peer lending. Read up on their website, and had a lot of questions about interest rates, and credit scores and things like that. Ended up going with Lending Club to consolidate three credit cards, who had all raised my interest rate for no other reason than "it's a bad economy." You know, so it wasn't - their rate hikes weren't based on my performance or anything, and that was upsetting me.

So, I wanted to go with something that was a fixed rate. Something that I would feel good about giving to - I mean if I have to pay interest, I would rather pay interest to people who are - people that are actual people, somebody just like you or I, an Average Joe-

Host, Barry Moltz: (Crosstalk) not that banks are people. They're people, you know the used car salesman of our time --

Guest, Borrower - Lending Club: Right.

Guest, Borrower - Lending Club: Right, right, exactly. So, you know it's a good feeling to be able to pick and to be able to have a choice. To give yourself that choice to say, "Hey, you know what. I'm tired of what's going on, and I want to do something to change it. I'm going to take it into my own hands."

Host, Barry Moltz: Right. You probably feel also, a little bit more responsible when you're actually paying back money to real people, rather than just the bank, right?

Guest, Borrower - Lending Club: I do. And I don't know if it's unique to my case, because like you say, I am a personal finance blogger. When I posted an article about my desire to go borrow through Lending Club, many other individuals that I know, actually jumped onboard. They're in a place where they can lend. So, they lended me a large portion of money.

So, that's a really neat thing to be able to do. Like you said it does, it makes you feel good. It makes you feel responsible. It makes you feel good that you're paying people back that you actually know or at least, just individuals, instead of just some entity out there that you can't see or feel.

Host, Barry Moltz: So, Matthew how is the loan structured? It was over three years, at what percentage rate, and where are you in paying back the loan?

Guest, Borrower - Lending Club: It is a three-year loan. It's a fixed rate of 9.32 percent, which was lower and this is an important thing. The consolidation loan rate was lower than all four of the loans that I consolidated it into and everyone should do that. Everyone should always make sure that they don't bring in a loan that's lower rate than what they can get through Lending Club.

It is a three-year loan. It was for $11,000.00 and it was to consolidate credit card debt and auto loan debt. At this point, about three months later, I've paid back about $3,000.00 of it.

Host, Barry Moltz: How long does the whole process take? How long does the whole process take from when you first apply to when you actually got all the money to be able to pay down all the loans?

Guest, Borrower - Lending Club: It was very quick. It was very painless, and everything was very upfront. Everything on their website is very upfront. I would say that it was 24 hours total for me to input my information --

Host, Barry Moltz: Wow --

Guest, Borrower - Lending Club: Then based on my credit score, they either, say that they can or cannot offer you a loan at this rate. Then they come back to you with your rate, so that you don't have to commit to anything, until you know what your rate's going to be. Then once you know what your rate's going to be, you know usually, I don't know, I'd day 12 hours later or less, I had my answer.

Actually, I think it - when I think back, I heard right away, as far as what my rate was. So, I could decide whether I wanted to go with it or not. Then once I said, "Yes, let's do this. This is a great deal for me," then I think it took about - I think they give you two or three days to get your loan funded by individual investors.

Mine funded very quickly. I think it might have been you know helped out by the fact that I was letting people know about it, but--

Host, Barry Moltz: I think it's a great story. Matthew, where can people, I guess, you write about this. So, where can people read your articles about your story?

Guest, Borrower - Lending Club: Well, let me - before I say that, let me just say too, that I will be saving over $500.00 on all of these debts. So, it's a real cool opportunity all the way around. But, I did a review on Thatfreeadventure.com, blog Lending Club, so people can go there and check that out for more information. It's been a great experience. I've been very happy with it, so far.

Host, Barry Moltz: That's great. Now, Matthew thanks for being on the show, and good luck to you.

Guest, Borrower - Lending Club: All right, thanks, Barry. Take care.

Host, Barry Moltz: All right. We'll be right back with an investor point of view.

[Commercial]

Host, Barry Moltz: Welcome back. Well, we've talked to the industry. We've talked with a borrower. Let's talk and see what an investor's viewpoint is. My next guest is Kevin Polici. He is an Executive Search Consultant and small individual investor.

He joined Prosper.com, because he liked the idea of people helping people via this Peer-to-Peer lending platform and was intrigued by the idea of this alternate investment class for individual investors. Kevin, welcome to the show.

Guest, Investor - Prosper: Barry, thank you for having me.

Host, Barry Moltz: So, you were an early joiner in 2006. Give us a little background, and tell us about the experience.

Guest, Investor - Prosper: I joined Proper after reading a piece that they had in BusinessWeek in '06, and a couple of articles, obviously Micro Lending in the Third World, has been very popular, in terms of combatting poverty. I liked this idea of bringing it to America where average citizens are taking money that might be sitting in a bank account or CD. Helping other individuals, usually lower debt which tends to be one of the big drivers for people to borrow money on sites like Prosper.

So, I thought well, instead of putting a couple thousand dollars and do a CD at a low rate, let me put it onto Proper and see how it goes, and see what kind of return I can get. Because before these platforms, there really wasn't a market for retail investors to have access to Wall Street type buying consumer debt. Which is ultimately, you're buying a fractional ownership of a consumer, non-secured debt through Prosper or Lending Club or other sites like that.

Host, Barry Moltz: So, how did it go for the first couple of years?

Guest, Investor - Prosper: You know I made my transfer. It's very easy to set up a profile. So, you set up a profile. I transferred I think, originally $2,000.00 or $3,000.00. Basically, you either can bid on individual loans or there's portfolio plans that you can either, create or Prosper has that sets criteria for your bidding process.

In '06, '07, it was - I prospered. I must say you know, disappointingly in '08 and this year, just with the default for people on the high risk factor, really, I've turned a loss in '08, and I'll turn a loss this year. I just restarted reinvesting in new capital and hope to break even in 2010.

Host, Barry Moltz: Okay. So, are you losing money because - when we talked with Rob and Matthew, they seemed to think the default rate was pretty low, are you losing money because the default rate's so high?

Guest, Investor - Prosper: The problem is, I was targeting a 15 return on capital. How Prosper works is if you - at the time you can only - the minimum amount you could bid is $50.00. So, if you have $1,000.00 the most you can diversify is across 20 loans. I did diversify and try to get a target rate of return.

What I found happening is I have A and AA rated borrowers who are kind of counterbalancing my higher risks, getting me into that 15 to 18 percent return on investment. These are three years loans. I think most sites are on a three-year loan platform.

What I found is in '08, all my low risk A or AA loans all got paid off in full. So, that shifted my portfolio to all the high risk people I have that are in the 20 percent, people with C or D level rate credit. So, I couldn't deploy the capital fast enough back for A and AA loans to kind of re-counterbalance my risk. So, because they did that, there's no penalty to pay off early.

So, people with the good credit who can afford to pay it back, as soon as the market went south, I had a lot of payoffs that really changed the risk factor of my portfolio. In '08, it just didn't recover, and this year it doesn't look like it's going to recover either. Like I said, hoping in 2010 as Prosper just re-launched after their quiet period, I'll be able to recoup some of those losses.

Host, Barry Moltz: Well, but if you look at, I guess over the last four years, if you look at the entire portfolio, has it been profitable?

Guest, Investor - Prosper: No, because of the last two years that I was - actually, before this call look up my balance. While I'm showing an average yield of 13.87 on my notes that I acquired at time of acquisition, because the better notes tend to pay off early, you don't see that interest and principal payment out for three years. Like, you're anticipating, and the past due and the default rates are so high for the people that are giving you the better interest rates. I've had I think out of all the notes I've had to date, I've had 50 defaults.

Host, Barry Moltz: Wow --

Guest, Investor - Prosper: I've had (crosstalk) pay in full. So, they're kind of on the left and right of that bell curve, so I have the higher risk which will give me the better return defaulting. I have the lower risk that's supposed to be stabilizing my portfolio, paying off early, which really is not good and maybe because it's good for the individual on the borrower's side. But from the lender's standpoint, I was looking at those revenue streams to counterbalance the risk I'm taking with the riskier borrowers.

Host, Barry Moltz: Right. So, it's almost like really borrower - I mean, sorry, investors really have to beware. You really have to know what you're doing. It's not simply just, hey. I like this person's story. Let me lend them $11,000.00, and I'm sure they're going to pay it back.

Guest, Investor - Prosper: Yeah. Part of it, I originally did individual lending, like you know looking at somebody's profile, and their story, and say, okay. I'll lend them $100.00. I'll lend them $50.00.

What Prosper has really improved in their re-launch is their portfolio plan which is basically, a weighted basket based on your risk profile. Almost like buying a mutual fund they say is going to be in low risk munis versus somebody in a small cap, high growth portfolio.

So, you can build these portfolio plans with Prosper that would give you a target rate, so they have a moderate balance and an aggressive and a conservative. You can weight your - say you had $2,000.00. You can weight that across these different risk thresholds that you have.

So, that's what I've been using now with new capital is just what Prosper has with hopes that they're doing a little bit more active vetting on their model than taking a one-off. It's almost like you have to be a loan officer at that point, because you're looking at everybody's story. Their credit report and making a judgment call. With the portfolio plans, you're really letting the analytical model do that decision making for you. You're just picking how much capital you want to put in each of these baskets.

Host, Barry Moltz: My last question is, if you had to do it all over again, would you?

Guest, Investor - Prosper: Oh, yeah. I think it's a great platform. You've got to keep in mind this in its infancy. I mean I joined, I think there was less than 100,000 people. Now, there's almost 900,000 people on Prosper. It's a question of getting efficiency between the supply and demand of capital and borrowers. When there wasn't a lot of capital, a lot of us early adapters were chasing bad credit or bad risk factors, but bad borrowers.

Prosper's done a lot of work to vet out the real high risk people that are likely to default to doing - giving you more insight in terms of their credit report. So, I think over time as they refine their model, it'll be safer for small retail investors to put money in.

I think if you are an investor, you have to look at it, as this is money that you maybe put in a CD for three years. If you're not comfortable locking money for three years, then it's probably not a good place for you to be in.

Even though they have a secondary note market, and I'm not sure, if anybody in the program has yet to talk about it. I don't think it still gives you the type of liquidity you'd have - that you'd get in a stock market or a bond market.

Host, Barry Moltz: Okay. Well, I appreciate your being on the show. We're out of time for this segment, and hope your portfolio goes positive.

Guest, Investor - Prosper: Great. Thanks, Barry, appreciate it.

Host, Barry Moltz: Thanks for being on the show. We'll be right back with our last guest, someone that has used these systems to actually grow her business.

[Commercial]

Host, Barry Moltz: Thanks for coming back. Our last guest is Stephanie Bernstein. She is the Founder and CEO, To Go, an environmentally responsible company that makes reusable food containers, other products replacing millions of plastic forks, plates, and to-go boxes that end up in landfills. Stephanie, welcome to the show.

Guest, Borrower - Lending Club: Thank you.

Host, Barry Moltz: Tell us about how you used these Peer-to-Peer systems to really help your business.

Guest, Borrower - Lending Club: Sure. Well, To Go is a real, real small business. We grew in kind of a good shopping sort of way. Even though 2009 was kind of a down year for most companies, we were growing over 200 percent. What our company has - we're an importer mainly. Our goods are produced overseas, which presents a very long cash flow cycle. Often it leaves us in a pinch for just having upfront deposits and things like that.

Even though we were growing, due to the economy some of our credit was - you know we were funding our self on credit cards and being really creative. Two of our American Express cards were pretty much cut in half or more, so you know we just found ourselves in a place where we really needed capital.

We didn't - it wasn't time or really didn't qualify for a bank loan at the time and just went to somebody who, I could do something fast and on a trust level. So, I went to LendingClub.com. Yeah. It was really fast and easy. We just, in about two days, two to three days had $5,000.00 that we needed within those two to three days.

Host, Barry Moltz: Wow.

Guest, Borrower - Lending Club: It was real easy.

Host, Barry Moltz: You know we don't have very much time for this segment. So, you would recommend for someone to do this, as you think it's really good for small business.

Guest, Borrower - Lending Club: Oh, absolutely. I think when you're having to be resourceful and come up with capital and you're at a place where traditional bank financing or a larger loan isn't out there. You can get very reasonable rates. You know, things turn over quickly. It's a wonderful thought farm. It's a great resource for small businesses for sure.

Host, Barry Moltz: Stephanie, thanks for providing the reference. We really appreciate it. Have a good weekend. Thanks for being on the show.

Guest, Borrower - Lending Club: Thank you.

Host, Barry Moltz: Well, that's the end of this episode. Next week we're going to give the entire Business Insanity Talk Radio crew off for Thanksgiving, but then we'll be back with Sally Willis, [audio] diva on December 4th.

Guest, Borrower - Lending Club: You can find Barry on the web at www.barrymoltz.com. You've been listening to Business Insanity Talk Radio.

[End of Audio]

Exhibit B

Flexo: Welcome to Episode 31 of the Consumerism Commentary Podcast. I'm Flexo. Today Tom Dziubek speaks with Rob Garcia and Renaud Laplanche from Peer-to-Peer Lending Service Lending Club. After the break, Tom and I discuss target-date mutual funds and whether they are the right investments for you.

[Music]

Host, Tom Dziubek: Welcome to the Consumerism Commentary Podcast. I'm Tom Dziubek. Today we're talking about person-to-person lending; we're happy to be joined by two members of the Social Lending Company Lending Club. Renaud Laplanche, co-founder and CEO, as well as Rob Garcia, director of product strategy. Renaud and Rob, good to talk to you guys today.

Guest, Rob Garcia - Lending Club: Good morning, Tom. Thanks for having us.

Host, Tom Dziubek: Person-to-person lending, also known as peer-to-peer, P2P, or social lending - what exactly is that, and how does it work?

Guest, Renaud Laplanche - Lending Club: Person-to-person lending is really a way to make consumer lending and investing really more efficient than it is today. Instead of a situation where you have some savings and you go to a bank and put those savings in a CD or a savings account and earn 1 or 2 percent from the bank, and other people go to the bank and borrow money or charge their credit card and pay 15, 18, sometimes 24 percent interest on the credit card, with this massive spread between those two interest rates.

Social lending really shortens the path between people who have the money and people who need the money, and as a result really give everybody a better deal than they would get from the bank. So investors on average at Lending Club have been earning 9.6 percent net return after default and after fees. And borrowers typically are getting interest rates, unsecured loans at interest rates that are 20 to 30 percent cheaper than they would pay on their credit card.

Host, Tom Dziubek: All right now, who exactly should consider borrowing through peer-to-peer lending rather than through a bank?

Guest, Renaud Laplanche - Lending Club: Well, I think the main borrowing population here at Lending Club are really responsible credit-worthy borrowers who end up with a credit card carrying interest again at 15, 18, or 24 percent, and want to refinance that balance with a fixed rate straight amortizing loan with monthly payments that are predictable and are not gonna change over the life of the loan, and can really get their finance in order that way. And so refinance a 18 percent credit card balance with a 10 or 12 percent lending club loan.

Host, Tom Dziubek: Who is the typical lending club borrower?

Guest, Rob Garcia - Lending Club: There's actually not a typical borrower, but we do have - I mean our borrowers have come from all ranges of age and stages in life. We do have a common thread among them, though, which is as Renaud mentioned, they're very responsible about their credit. They typically show good to excellent credit score and great history. And they have a stable source of income, and typically they have a need.

An immediate need for funds they cannot source on whatever they currently have available. And you know it could be for to pay off credit cards; it could be for a major purchase that they have at the moment; it could be to help somebody out in their families. But at the end of the day, it's somebody who's very responsible about their credit.

Host, Tom Dziubek: Does Lending Club screen borrowers?

Guest, Rob Garcia - Lending Club: We do. We start with FICO score - that's our initial review. We make sure that people have a good FICO score of 660 at a minimum. We also check all their credit indicators such as DTI, debt to income ratio. We make sure the person can actually - is not over-leveraged. So a maximum of 25 percent debt to income ratio. We also ensure that the person doesn't have any current delinquencies, bankruptcies, any charge-offs in the last year.

And they have shown responsibility within the last three years of credit - a minimum of three years of credit history. We also make sure the person's not desperately looking for a loan somewhere else. And we also on top of that we also do a manual review of all the applications; make sure that the request makes sense.

Host, Tom Dziubek: What does Lending Club do to ensure that borrowers pay back their loans?

Guest, Renaud Laplanche - Lending Club: So remember these are really good, credit-worthy borrowers to start with. As Rob said, a minimum FICO of 660. The average FICO is at least 715. So a lot of people who typically do not default on their loans. That being said, things happen and someone can lose his job and get into a late payment situation. In that case, we do a lot of the things banks do, and use of collections, in-house collections, for the first 30 days.

And then outsource to collection agencies that we monitor very closely and have been getting really good performance so far. There's actually a credit and collections webinar that is available on our blog at LendingClub.com/blog that you can watch for more explanation.

Host, Tom Dziubek: Okay. Now let's talk about the lenders for a little bit here, Renaud. I mean aren't these loans risky investments? When you adjust the returns for risk, these investments don't seem to compare favorably with banks. Do you agree?

Guest, Renaud Laplanche - Lending Club: I don't, actually. I think we've really accumulated two years of track record now; we were launched in June 2007. And if you look at the average net return - so really risk-adjusted return, after default, after fees - the net return for investors over the past two years has been 9.66 percent annual return. So it compares really favorably with any CDs or savings account, obviously. But actually it compares very favorably to the stock market or pretty much any other asset class over the last two years.

Host, Tom Dziubek: What is the best way for a new person to invest with Lending Club?

Guest, Rob Garcia - Lending Club: Well, first to start - you have to start by opening a free account. We do - it's a very simple process. All you need to provide is personal information. You can start your account by transferring money using PayPal. And then it's as simple as once you have your money ready to go, you can use a portfolio builder, a tool that we have that allows you to diversify across as many loans as possible.

You can also use browse notes; you can see our inventory and look at every single loan application on the platform, with tons of information about the particular borrower and the loan and why the person wants to use the money for. And then that way you can learn about the loan applications and define your lending criteria, your investing criteria that way.

Host, Tom Dziubek: Now how involved is it to invest, though?

Guest, Rob Garcia - Lending Club: It could be as involved as you want it to be. We make it super-easy by providing a way for you to build a portfolio automatically, but some people start by looking at the loans one by one because that's a way for anybody to learn. This is a very innovative concept, and it's a good way to look at the loans one by one, just to see. You get a taste and feel of how it works. But typically people move pretty quickly. Once they develop their investing criteria, they move to the portfolio builder.

Host, Tom Dziubek: All right. Well, Rob and Renaud, thanks again for joining us.

Guest, Renaud Laplanche - Lending Club: Thank you, Tom.

Guest, Rob Garcia - Lending Club: Yep, thanks for having us.

Host, Tom Dziubek: That was Renaud Laplanche, co-founder and CEO of Lending Club, along with Rob Garcia, director of product strategy at Lending Club. You can visit Lending Club by going to LendingClub.com. This is Tom Dziubek, and thanks for joining us on the Consumerism Commentary Podcast.

Flexo: While we talked about Lending Club in comparison with savings accounts, particularly regarding interest rates, we should note that this is not a fair comparison. Savings accounts are designed for short-term complete stability. If you deposit $1,000.00 in the savings account on Monday and have an emergency on Tuesday, you can get all of your money back right away.

The same is not true when it comes to investments in loans. With Lending Club, you have the ability to sell notes on a secondary market, but you may not get back the full or par value of what you invested, and the process may take several days. The lack of liquidity is a trade-off. With the savings account you get immediate access but a lower interest rate, while with investments in loans you get the potential for a higher rate, but lose liquidity.

If you will be needing your money within days of investing, engaging in peer-to-peer lending is not for you.

Host, Tom Dziubek: Don't go anywhere! After the break, Flexo and I talk about target date funds.

Flexo: For exclusive features, including articles, tips, and give-aways from Flexo, Smithee, and Tom, sign up for the new Consumerism Commentary weekly email newsletter. Just go to www.ConsumerismCommentary.com/subscribe. As a subscriber, you'll be the first to hear about new features coming to Consumerism Commentary.

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